The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN 38103-3672
(901) 543-5900
April 13, 2011
VIA EDGAR and FEDEX
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Kevin Rupert, Esq.
     Re:      Triangle Capital Corporation — Registration Statement on Form N-2 (File No. 333-151930)
Dear Mr. Rupert:
     As a follow-up to our conversation today, Triangle Capital Corporation (the “Company”) filed Post-Effective Amendment No. 9 to the Registration Statement (“Post-Effective Amendment No. 9”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on April 1, 2011. The Registration Statement relates to the shelf offering of up to $300,000,000 of shares of the Company’s common stock under Rule 415 of the Securities Act.
     The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 9 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 9 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 6 to the Registration Statement filed on June 9, 2010 that was declared effective on August 12, 2010 (the “Old Registration Statement”). Post-Effective Amendment No. 9 has been updated primarily to include financial statements and related information for the year ended December 31, 2010. Additionally, Post-Effective Amendment No. 9 updates certain immaterial items in the Old Registration Statement, and such items have already been included in filings made pursuant to the Securities and Exchange Act of 1934 and prospectus supplements filed since the Old Registration Statement.
     If you have any questions or comments regarding the foregoing, please feel free to contact me at (901) 543-5979.

Sincerely,
/s/ Sehrish Siddiqui
Sehrish Siddiqui